SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Goldcorp Inc.

(Name of Subject Company)

Goldcorp Inc.

(Name of Persons Filing Statement)

Common Shares
(Title of Class of Securities)

38095640
(CUSIP Number of Class of Securities)

R. Gregory Laing
Goldcorp Inc.
145 King Street West, Suite 2700
Toronto, Ontario M5H 1J8, Canada
(416) 865-0326
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael Melanson	Gil Cornblum
Fraser Milner Casgrain LLP	Dorsey & Whitney LLP
1 First Canadian Place, 39th Floor	BCE Place
100 King Street West	161 Bay Street, Suite 4310
Toronto, Ontario M5X 1B2	Toronto, Ontario M5J 2S1
Canada	Canada
(416) 863-4511	(416) 367-7370

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to the exchange offer (the “Glamis Offer”) made by Glamis Gold Ltd. (“Glamis”) to exchange all of the issued and outstanding common shares of Goldcorp Inc. (“Goldcorp” or the “Company”) on the basis of 0.89 common shares of Glamis for each Goldcorp common share. The terms and conditions of the Glamis Offer are set forth in a Take Over Bid Circular of Glamis, dated January 7, 2005 (the “Take Over Bid Circular”). The Take Over Bid Circular has been filed by Glamis with the U.S. Securities and Exchange Commission as part of a Tender Offer Statement on Schedule TO (as amended or supplemented, the “Schedule TO”), which includes information required to be reported under Rule 14d-3 of the Securities Exchange Act of 1934, as amended. The Schedule TO was initially filed by Glamis on January 7, 2005.

     In connection with the Glamis Offer, the Company’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular will be mailed to Goldcorp shareholders, is filed as an exhibit to this Statement and is incorporated by reference into this Statement in its entirety. Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Directors’ Circular.

Item 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is Goldcorp Inc., a corporation organized under the laws of Ontario. The principal executive offices of the subject company are located at 145 King Street West, Suite 2700, Toronto, Ontario M5H 1J8 (telephone: (416) 865-0326).

     The class of the equity securities to which the Glamis Offer and this Statement relate is the common shares of Goldcorp (the “Goldcorp Shares”). As of January 19, 2005, there were 189,980,288 Goldcorp Shares outstanding.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The person filing this statement is the Company, which is the subject company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

     The Glamis Offer is described in the Schedule TO and in the Directors’ Circular under “BACKGROUND OF THE GLAMIS OFFER AND THE WHEATON TRANSACTION — The Glamis Offer”. The principal executive offices of Glamis are located at 5190 Neil Road, Suite 310, Reno, Nevada 89502.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this Statement, including the Directors’ Circular, which is incorporated by reference into this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) their respective executive officers, directors or affiliates or (2) Glamis and its respective executive officers, directors or affiliates.

Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates.

     The information regarding agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates is described in the Directors’ Circular under “AGREEMENTS BETWEEN GOLDCORP AND ITS DIRECTORS, SENIOR OFFICERS AND AFFILIATES” and in Schedule C to the Company’s Management Information Circular and Proxy Statement relating to the Special Meeting of the Company’s shareholders to consider a resolution concerning the issuance of Goldcorp Shares in connection with the Wheaton Transaction (the “Proxy Circular”). The Proxy Circular was filed with the SEC as Exhibit 99.1 to the Company’s Form 6-K filed on January 7, 2005. The Proxy Circular is incorporated into this Statement by reference. In particular, please see the information set forth in Schedule C to the Proxy Circular, “STATEMENT OF EXECUTIVE COMPENSATION”.

Certain Arrangements between the Company and Glamis.

     Please see the information set forth in the Directors’ Circular under “CONFIDENTIALITY AGREEMENT WITH GLAMIS” and “RELATIONSHIP BETWEEN GLAMIS, GOLDCORP AND DIRECTORS, SENIOR OFFICERS, AFFILIATES, SUBSIDIARIES AND SHAREHOLDERS OF GOLDCORP”.

Item 4. THE SOLICITATION OR RECOMMENDATION.

BACKGROUND TO THE OFFER

     Please see the Directors’ Circular under “BACKGROUND OF THE GLAMIS OFFER AND THE WHEATON TRANSACTION”.

REASONS AND RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS

     Please see the information set forth in the Directors’ Circular under “RECOMMENDATION OF THE SPECIAL COMMITTEE TO THE BOARD OF DIRECTORS”, “DIRECTORS’ RECOMMENDATIONS”, “FACTORS CONSIDERED IN SUPPORTING THE WHEATON TRANSACTION AND REJECTING THE GLAMIS OFFER” and “ACTIONS OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE IN RESPONSE TO THE GLAMIS OFFER”.

INTENT TO TENDER

     Please see the information set forth in the Directors’ Circular under “INTENTION WITH RESPECT TO THE GLAMIS OFFER”.

Item 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Please see the information set forth in the Directors’ Circular under “PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED”.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     No transactions in Goldcorp Shares have been effected during the last six months by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director, or affiliate of the Company except as set forth in the Directors’ Circular under “TRADING IN SECURITIES OF GOLDCORP” and “ISSUANCES OF SECURITIES OF GOLDCORP”.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Please see the information set forth in the Directors’ Circular under “BACKGROUND OF THE GLAMIS OFFER AND THE WHEATON TRANSACTION — The Wheaton Transaction; Consideration of the Wheaton Transaction by the Goldcorp Shareholders” and “TRANSACTION AGREEMENT WITH WHEATON”.

Item 8. ADDITIONAL INFORMATION.

     None.

Item 9. EXHIBITS

Exhibit	Description
(a)(2)(A)	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005 (filed herewith)
(a)(2)(B)	Press release of Goldcorp Inc. (filed herewith)
(e)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated December 31, 2004 (incorporated by reference to Goldcorp’s filing on Form 6-K filed on January 7, 2005)

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.
By:	/s/ R. Gregory Laing
R. Gregory Laing
Vice President, Legal

Date: January 21, 2005

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Directors’ Circular and Supplemental Management Information Circular, dated January 20, 2005 (filed herewith)
(a)(2)(B)	Press release of Goldcorp Inc. (filed herewith)
(e)(1)	Notice of Special Meeting of Shareholders and Management Information Circular of Goldcorp, dated December 31, 2004 (incorporated by reference to Goldcorp’s filing on Form 6-K filed on January 7, 2005)